                                                                EXHIBIT 12

                             FIRST DATA CORPORATION
                                 COMPUTATION OF
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)


                                      Three Months Ended June 30,                           Six Months Ended June 30,
                                  -------------------------------------               -----------------------------------
                                        1998                  1997                          1998                 1997
                                  ---------------      ----------------               --------------      ---------------
Earnings:
     Income before income
      taxes                            $ 82.7(1)              $36.7(2)                    $277.7(1)            $249.5(3)
     Interest expense                    27.9                  30.3                         54.8                 55.6
     Other adjustments                   10.9                  13.4                         22.5                 27.9
                                       ------                 -----                       ------               ------

Total earnings (a)                     $121.5                 $80.4                       $355.0               $333.0
                                       ======                 =====                       ======               ======

Fixed charges:
     Interest expense                  $ 27.9                 $30.3                       $ 54.8               $ 55.6
     Other adjustments                   10.9                  13.4                         22.5                 27.9
                                       ------                 -----                       ------               ------

Total fixed charges (b)                $ 38.8                 $43.7                       $ 77.3               $ 83.5
                                       ======                 =====                       ======               ======

Ration of earnings to
     fixed charges (a/b)                 3.13                  1.84                         4.59                 3.99
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(1)  Includes provision for loss on contract and impairment charges totaling
     $163.7 million.  The pro forma ratio of earnings to fixed charges without these charges would have been 7.35 and 6.71 for the quarter and six months ended June 30, 1998, respectively.
(2)  Includes a loss from business divestitures and impairment charges of $215.7 million.  The pro-forma ratio of earnings to fixed charges without these charges would be 6.78.
(3)  Includes restructuring, net loss on business divestitures and impairment charges of $211.6 million.  The pro forma ratio of earnings to fixed charges without these charges would have been 6.52.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.